UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-42307

SKK Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

27 First Lok Yang Road, Singapore	629735
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On October 7, 2024, SKK Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Bancroft Capital, LLC (the “Underwriter”) as sole underwriter in connection with its initial public offering (the “IPO”) of an aggregate of 2,500,000 ordinary shares, par value US$0.00025 per share (the “Ordinary Shares”) at a price of US$4.00 per Share for total gross proceeds of $10.0 million, before deducting underwriting discounts and offering expenses. The Company sold 1,750,000 Ordinary Shares and selling shareholders sold an aggregate of 750,000 Ordinary Shares. The Company did not receive any proceeds from any sale of Ordinary Shares by the selling shareholders.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

Nasdaq Minimum Bid Price Deficiency Letter

On April 14, 2025, SKK Holdings Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from February 28, 2025 to April 11, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Nasdaq has provided the Company with a 180-calendar day compliance period, or until October 13, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

On April 16, 2025, the Company issued a press release discussing the receipt of the deficiency letter, which is filed as exhibit 99.1 to this Form 6-K.

Exhibits

99.1	Press Release on Pricing dated April 16, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKK Holdings Limited

Date:	April 16, 2025	By	/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

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